SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                         For the month of March 2006

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

          AIXTRON AG: Leading Korean IC-manufacturer Extends its High Volume DRAM Production


    AACHEN, Germany--(BUSINESS WIRE)--March 20, 2006--

    Leading Korean IC-manufacturer extends its high volume DRAM production facility with Genus proven LYNX3 300 mm CVD process tools

    AIXTRON AG, a leading manufacturer of deposition equipment to the semiconductor industry, today announced it has received significant repeat orders for state-of-the-art 300 mm CVD LYNX3 system in the fourth quarter of 2005. AIXTRON expects shipment to be during the first half of 2006.
    The orders validate AIXTRON's strategy to diversify its core gas phase deposition technology into the silicon semiconductor market. Largely based on sales of CVD-systems by AIXTRON's subsidiary Genus, Inc., which was acquired by AIXTRON in March 2005, the proportion of silicon semiconductor equipment sales in AIXTRON's total revenues last year increased significantly, from 1 percent in 2004 to 23 percent in 2005.

    Technical details

    The customer will use the systems to ramp up its DRAM sub 80 nm high volume production site.
    Primary customers for Genus, Inc."s CVD products are major chip manufacturers in the memory (DRAM and FLASH) segment of the semiconductor industry. The LYNX3 process modules are based on the patented process chamber concept and have achieved a leading position for the deposition of tungsten silicide (WSix) materials, primarily used in memory applications.
    Genus, Inc.'s tungsten silicide films are principally used for advanced memory applications and provide customers with many advantages including robust stable performance despite exposure to additional high-temperature deposition steps.
    In addition to the AIXTRON Group's ALD and AVD(TM) technologies, Genus, Inc.'s core tungsten silicide CVD platform forms a comprehensive portfolio of semiconductor platform technologies. The fact that Genus CVD and ALD tools offer both the same platform and system design simplifies operations and service, which are key in the extension of advanced semiconductor process equipment and low cost of ownership.
    During Semicon China (March 21-23, 2006), the AIXTRON Group will use the opportunity to display the technical assets of their participating development groups (booth# 2679 in Hall 2).
    Parallel to the show, AIXTRON hosts a seminar (March 22, 2006) conducted by Genus, Inc.'s Chief Technology Officer, Dr. Tom Seidel to give insight into AIXTRON-Genus, Inc., as well as exchange valuable information of AIXTRON's 300 mm CVD (ALD-AVD(TM)) manufacturing standards and capabilities at atomic level solutions.

    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG) please consult our website at:
www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com


language:     English
emitter:      AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen Deutschland
phone:        +49 (0)241 8909-444
fax:          +49 (0)241 8909-445
email:        invest@aixtron.com
WWW:          www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
indexes:      TecDAX
stockmarkets: Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Stuttgart, Munchen,
              Hamburg, Dusseldorf; Foreign Exchange(s) Nasdaq



    CONTACT: AIXTRON AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: March 20, 2006

                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO